EXHIBIT 99.39

November 10, 2011	News Release 11-34

Pretivm Reports Third Quarter 2011 Results

Vancouver, British Columbia (November 10, 2011; TSX:PVG) - Pretium Resources Inc. (“Pretivm”) is pleased to report the following highlights from the third quarter of 2011 and updates for its Brucejack and Snowfield projects in northern British Columbia.

Third Quarter 2011 Highlights:

•	Intersected a total of 24 intervals with uncut grades over 1,000 grams per tonne gold in 17 holes during the course of the 2011 drill program;

•	Completed a total of 72,144 meters in 176 holes on conclusion of the 2011 drill program in mid-October;

•	Closed a private placement of 1,390,000 flow-through common shares at a price of $10.85 per share for aggregate gross proceeds of $15,081,500; and

•	Ended the quarter with working capital of $33.0 million.

Brucejack Project

Drilling over the course of the quarter demonstrated the continuity of high-grade gold mineralization in the Valley of the Kings Zone, with numerous intersections of visible gold.  High-grade structures were identified in the Bridge and Gossan Hill zones, which also contained significant zones of gold values over broader widths.  A significant number of gold intersections from the 2011 drill program grade higher than the grade cap of 130 grams per tonne gold used in the current Brucejack mineral resource estimate (see news release dated February 22, 2011).  The preparation of a new mineral resource estimate is underway and is expected to be completed this quarter.

During the quarter, the camp was expanded and winterized for year-round operations.  The de-watering of the 5,300 meters of historic West Zone underground workings has commenced, and work continues on the rehabilitation and extension of the access road to Highway 37.  A power line study was completed during the quarter which examined alternatives for routing electric power to the Brucejack Project.

An updated preliminary economic assessment (“PEA”) on the high-grade gold and silver resources at Brucejack is planned to commence this quarter with completion expected in the first quarter of next year.  Concurrent with the preparation of an updated PEA, a full feasibility study for the Brucejack Project high-grade development opportunity is planned.  Additionally, a PEA on an integrated high-grade underground and bulk tonnage project which incorporates a greater amount of the mineral resources at the Brucejack Project is planned to commence late this quarter.

Snowfield Project

During the third quarter, work continued on the joint engineering study with Seabridge Gold Inc. (“Seabridge”) announced in early May to examine the economic synergies of developing our Snowfield Project and Seabridge’s KSM Project as a single operation (see news release dated May 9, 2011). This study is expected to be completed later this quarter.

Other Developments

Pretivm acquired additional project claims to support potential project infrastructure.  Project claims now total over 90,000 hectares (222,000 acres), also providing further exploration potential.

On July 15th, Pretivm announced the closing of a private placement of 1,390,000 flow-through common shares at a price of $10.85 per share for aggregate gross proceeds of $15,081,500.

Pretivm’s working capital as at September 30, 2011 was $33.0 million; there is sufficient working capital to fund our studies and administrative overheads through 2012.

Pretivm’s unaudited consolidated financial statements and Management Discussion and Analysis for the three and nine months ended September 30, 2011 will be available on SEDAR.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia.  Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the bulk tonnage opportunities at both Brucejack and Snowfield.

For further information, please contact:

Robert Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)566-8782
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director
Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.